

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 25, 2010

Ms. Stacie Schuler
Chief Financial Officer
Granite Falls Energy, LLC
15045 Highway 23 SE
Granite Falls, MN 56241-0216

> **Re:** **Granite Falls Energy, LLC**
> **Form 10-K for the Fiscal Year Ended October 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended January 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended April 30, 2009**
> **Form 10-Q for the Fiscal Quarter Ended July 31, 2009**
> **Form 10-K for the Fiscal Year Ended October 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended January 31, 2010**
> **File No. 000-51277**

Dear Ms. Schuler:

We have completed our review of your Forms 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant